





Jefferies 5th Annual Internet & Media Conference
Feb. 25-26, 2009

Meredith
CORPORATION

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, as well as any guidance related to the Company's financial performance.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Broad Media and Marketing Footprint

National Brands

Revenues: $1 billion


Better Homes and Gardens.
Parents
FamilyCircle
mind. body + spirit
fitness
More
american baby
LADIES' Home Journal

- **25 subscription titles**
- **150 Newsstand titles**

Local Brands

Revenues: $300 million


FOX 12 OREGON
KPTV · PORT
PDX49
KCTV 5 KANSAS C
my ksmo TV
CBS 5
46 cbs46.com
EYEWITNESS NEWS 3
WFSB-TV/DT
CBS 3 SPRINGFIELD

- **12 television stations**
- **10% of U.S. households**

Digital & Diversified

Revenues: $300 million


More.com
directive
genex.
NMS new media strategies
O'GRADY MEYERS
DODGE
STREETS OF L.A.
food family
Walmart
REALOGY
UNIVERSAL FURNITURE

- **Integrated Marketing**
- **Consumer Web sites**
- **Broadband Video**
- **Brand Licensing**

Meredith Digital

Business-to-Business

- **Website design**
- **Online CRM strategy**
- **Viral and word of mouth**
- **Branding and promotions**

Meredith Integrated Marketing

Business-to-Consumer

- **40+ Web sites**
- **20 million unique visitors**
- **185 million page views**
- **2.3 million video plays**

Meredith Interactive Media

Meredith Integrated Marketing

Transforming from a vendor to strategic partner

CUSTOM PUBLISHER →	RELATIONSHIP MARKETER
• Brand Messaging	• Brand Marketing
• Awareness/intent to purchase	• Calls to action
• Responsive/executional	• Proactive & Strategic
• Ink-on-paper/magazine	• Robust online & offline capabilities
• Turn-key/flat-fee solutions	• Fees based on blended rates

VENDOR → PARTNER

Execution of Digital Strategy

- **April 2006** → O'GRADY MEYERS INTERACTIVE AGENCY
- **January 2007** → genex.
- **January 2007** → NMS new media strategies
- **June 2008** → BIG COMMUNICATIONS

Kraft Food & Family

Kraft Food & Family

Our Contracted Assignment:

- Food and Family Magazines
- Food and Family Emails

Expanded Assignments:

- Circulation consulting
- Database list rental
- Campaign management
- Brand insert development
- Custom video production
- Mobile iPhone application


food&family
Essentials for everyday cooking
Summer's a breeze
Family Gatherings
easy recipes for 5 or 50
desserts from paradise
mom's best cake, updated for today
58 delicious recipes
Fast, Fresh Salads to enjoy tonight
kraftfoods.com
deliciously simple. everyday.
Welcome to food&family magazine online

Kraft Food & Family

- GPS-based store locater
- Step-by-step directions
- Instructional videos
- Shopping list tool


9:42 AM
iFood Assistant
Store Locator
S Walker St
Starbucks
S Lander St
S Lander St
Ralphs Supermarket
10022 Venice Blvd Culver City CA 90016
(310) 558-3287
Get Directions
Buy any 2 Oscar Mayer Chicken Breast Strips and get a 3rd FREE!
Home
Shopping List
Search
Recipe Box
More

Nestlé


Start Healthy Stay Healthy
Resource Center
I Pledge
13112
TOTAL PLEDGES SUBMITTED
CREATE A PLEDGE
Nutrition & Feeding
Articles & Videos
Experts
Tools
Products
Special Offers
Nestlé Nutrition
SELECT A STAGE
PREGNANCY
NEWBORN
BABY
TODDLER
PRESCHOOLER
Search
GO
WELCOME TO THE Start Healthy, Stay Healthy™ Resource Center
Learn about your child's nutrition needs now and in the future to lay the foundation for a lifetime of healthy independent eating.
Get started now! Choose a Milestone Symbol™ below for customized information.
Get Up to $141 in Savings & Offers for FREE!*
GERBER coupons & GOOD START checks
Personalized booklets & emails
Exclusive partner offer
*Offer benefits may vary. Limit one offer per household.
Enter Your Email Address and Your Child's Birth Date
Email Address
Child's Birth Date
Sign Me Up!
Privacy Policy
Sign In
Every Milestone has Meaning
Select the Milestone Symbol™ that reflects your child's current stage of development to receive customized nutrition information tailored to your child.
Nutrition & Feeding
Nutrition Guide & Menus
Introduce your baby to delicious, healthy foods in the first four years, and you'll lay the foundation for a lifetime of healthy eating.
Read More
Information Update
Call Us 24/7
The START HEALTHY, STAY HEALTHY™ Call Center specialists are here 24/7 to answer your questions.
Contact Us
What's New
GRADUATES® YOGURT MELTS™ Snacks
99% real yogurt and fruit
Contains live and active cultures - just like refrigerated yogurt
Easy to chew and swallow
No preservatives
Learn More
NEW

Tropicana

Our Contracted Assignment:

- Integrate brand with Web 2.0
- Engage social media
- Create “Twitterverse”


POWERED BY
Tropicana
pure premium
Freshly Squeezed Election Tweets
We're not red. We're not blue. We're 100% orange.

Results:

- Attracted 1.2 million uniques
- Generated hundreds of blogs
- Postings on Blogher, AdRants, TheAtlantic


LIVE TWITTER ANALYSIS
A place where you can compare oranges to oranges.
Proportion of McCain-related hits to Obama-related hits for each term.
Embed
Full Screen
Country
Hate
Tax
War
Win
World
Tinu Abayomi-Paul says @JuletteMillien LOL @ the McCain aside. You crack me UP. But thank you. Let's be each other's joys. How 'bout that?

Takeda Pharmaceutical


Rozerem
ramelteon
MENU
For Internal Training Purposes Only. Not To Be
EXIT
REPRINT REVIEW
• Reprint Walkthrough
• Reprint Workshop
PATIENT PROFILES
• Patient Profiles Walkthrough
• Patient Profiles Workshop

Strong Revenue Growth


25% CAGR
$60
$83
$155
2004
2006
2008
Fiscal Year

$ in millions

Growth Strategies

- Enhance print-based programs with interactive features
- Integrate and optimize recent acquisitions
- Expand capabilities to meet market needs
  - Search engine optimization and marketing
  - Mobile
  - Database marketing

Meredith Digital

Business-to-Business

- **Website design**
- **Online CRM strategy**
- **Viral and word of mouth**
- **Branding and promotions**

Business-to-Consumer

- **40+ Web sites**
- **20 million unique visitors**
- **185 million page views**
- **2.3 million video plays**

Meredith Integrated Marketing

Meredith Interactive Media

Execution of Digital Strategy

- **2006** → Aggressive expansion of Better Homes and Gardens Network
- **2007** → Launch of Parents Network
- **2008** → Development and investment in social networking sites
- **2009** → Creation of Meredith Women's Network

Meredith Women's Network Strategy

- Consumer
  - Search is new navigational paradigm; starting point is Google
  - Social media explodes
- Content
  - Unified content development across multiple platforms including print, online, video, mobile
  - Emphasis on social engagement and user-generated content
- Marketers
  - Networks offer greater scale and targeting
  - Sponsors value programs that integrate with editorial
  - Cross-platform ideas increase impact

The Meredith Women's Network

The First Network of Exclusively High Quality Branded Sites



The Better Homes and Gardens Network
Better Homes and Gardens
Better Recipes
Mixing Bowl



The Parents Network
Parents
American Baby
Family Circle

Meredith WOMEN'S NETWORK



The Real Girls Network
Divine Caroline
Fitness
More
Ladies' Home Journal


WE'RE NOT JUST ANOTHER
PRETTY NETWORK.
INTRODUCING THE MEREDITH WOMEN'S NETWORK—
THE FIRST NETWORK MADE UP EXCLUSIVELY OF HIGH QUALITY, BRANDED SITES
We've made some significant advances at Meredith Interactive. We've got "Network" in our name, but we're different than those networks assembled for numbers alone. With 77 premium sites dedicated to the topics women care about most, Meredith is now the leading publisher of branded women's experiences.
Going social with DivineCaroline® and MixingBowl™
With our recent investment in Real Girls Media, we're joined by DivineCaroline.com, where Gamma women are connecting and publishing their stories in a way that goes far beyond typical user generated content experiences. MixingBowl.com is the new social network growing rapidly around the passion so many women have for food, recipes and entertaining.
Connect with 15 million highly engaged users*
The new Meredith Women's Network offers marketers unique ways to foster stronger relationships with millions of people loyal to our brands.
THE BETTER HOMES AND GARDENS® NETWORK
Better Homes and Gardens
Better Recipes
Mixing Bowl
THE PARENTS® NETWORK
Parents
American Baby
Family Circle
THE REAL GIRLS NETWORK℠
DivineCaroline
Fitness
More
Ladies' Home Journal
Meredith
WOMEN'S NETWORK
To learn more about Gamma women and the ways they're using, sharing and creating content, go to meredith.com/womensnetwork.htm, or contact Steve Hamkins, Vice President, Meredith Women's Network, steve@meredith.com
TEA

Competitive Landscape

Millions of Unique Visitors



iVillage
21
AOL Living
20
Scripps
17
Meredith Women's
12
Hearst Women's
11
CondeNet
7
Martha Stewart
2

Source: ComScore, December 2008

Growing Scale

Average Unique Visitors per Month

	2004	2006	2008
Better Homes and Gardens Network	3.9	4.7	6.5
Parents Network	N/A	1.8	3.5
Real Girls Network	N/A	N/A	5.0
TOTAL	**3.9**	**6.5**	**15.0**

In millions
Source: Omniture

The Meredith Women's Network

High Engagement at Great Scale

- Coverage
- Composition
- Passion
- Engagement
- Impact



The Better Homes and Gardens Network

Everything for a Better Life



Better Homes and Gardens
FREE YEAR + 2 FREE GIFTS
Our Best Super Bowl Recipes
Simple and satisfying party dips
Hearty slow-cooker sandwiches
24 super snacks
POLIDENT
HOT DAILY GIVEAWAY
Enter Here
Decorating
Food & Recipes
Home Improvement

Better Homes and Gardens



Better Recipes
Your Recipe File
Lemon Chicken With Roasted Garlic
rewards

Better Recipes



Mixing Bowl
Hi, TheChef
Welcome to MixingBowl.com!
Join I Only Eat Sweets
Meet BettyRocker
Cooking for Dads & Moms
Groups
Find Recipes
Today's Buzz
Win It!

Mixing Bowl

BHG Network Competitive Position



Millions of Unique Visitors
Reader's Digest Network
15
Food Network.com
11
BHG Network
5
HGTV.com
3
Oprah.com
3
Martha Stewart.com
2
Real Simple.com
1
Good Housekeeping.com
1
Fine Living.com
1

Source: ComScore, December 2008

MixingBowl.com

The Ultimate Social Cookbook



Mixing Bowl
Food and friends made fresh daily
Be a Mixer!
JOIN NOW
Already a member? Log in »
HOME
MY STUFF
RECIPES
GROUPS
CONTESTS
BLOGS
GO
help
Invite friends to Mixing Bowl
SHARE
Valentine's Day Special
Celebrate this holiday by whipping up something special with your sweetie...go
Get in the Mix -- FREE!
Sign up for our weekly e-mail newsletter for hot recipes, cool cooking tips, and more...go
Calling All Cupcakes...
Enter your creative cupcake recipe for a chance to win $200 and more...go
Meet Cool Cookie
Her gluten-free recipes rock, and she loves cooking up romantic dinners for two....go
Today's Buzz
magpie added the recipe Applesauce Oatmeal Muffins in Live Healthy Meredith
magpie added the recipe Crostini with Gorgonzola, Hone.. in Entertaining for The Oscars
magpie added the recipe Mushroom Barley Soup in Live Healthy Meredith
magpie added the recipe Giada's Chocolate Tirimisu in I Only Eat Sweets
CakeO added the recipe CakeO's Cod (a.k... in AnyOneCanCook
MORE BUZZ
Win It!
Comfort Food Cook-Off
Warm-and-cheesy lasagna, beef smothered in gravy, buttery chicken pot pie -- whatever your favorite comfort food recipe is, enter it for a chance to win $350.
ENTER NOW
See all contests »
Groups
MOST ACTIVE
I Only Eat Sweets
111 members
Bake Sale Favorites
96 members
Colombian Food
2 members
Southern Fixin's
4 members
Dinners Anyone Can Make
151 members
See more »
MOST RECOMMENDED
Couples Who Cook Together
60 members
Wine with Everything!
58 members
Find Recipes
RECOMMENDED
LATEST
RATING
MOST SHARED
Spicy Hummus
by cakerbaker in Wine with Everything!
Ratatouille-Style Roasted Vegetables
by cakerbaker in Dinners Anyone Can Make
Almond Butter Cake
by BettyRocker in Bake Sale Favorites
Mini Monster Cakes
by cakerbaker in Bake Sale Favorites
Champagne Wedding Cake with Raspberry
REPLAY
Looking for something simple and mmm-tritious?
Meet tasty choices like me in the freezer aisle.
Boca
Discover more varieties at www.bocafoods.com

BetterRecipes.com

Everything for Foodies



DECORATING | HOME IMPROVEMENT | FOOD & RECIPES | GARDENING | HOLIDAYS | HEALTH & FAMILY | CRAFTS | BETTER.TV
Better Homes and Gardens
Better Recipes .com
Better recipes, better meals.
Welcome!
Guest
Log in or Register
COOKING 101
WINE GUIDE
HOLIDAYS
COLLECTIONS
COMMUNITY
SHOP
RECIPE CATEGORIES
Appetizer Recipes
Beef Recipes
Bread Recipes
Breakfast Recipes
Cake Recipes
Chicken Recipes
Christmas Recipes
Cookie Recipes
Crock Pot Recipes
Dessert Recipes
Diabetic Recipes
Drink Recipes
Easter Recipes
Easy Recipes
Grilling Recipe
Halloween Recipes
Healthy Recipes
Italian Recipes
Low Carb Recipes
Low Fat Recipes
Mexican Recipes
Pork Recipes
Search Better Recipes:
SEARCH!
Slow-Cooker Meals
Warm up on these cold January nights with some of our favorite crock pot recipes!
Slow-Cooker Soups & Stews
Slow-Cooker Chicken Recipes
Slow-Cooker Meat Recipes
More Crock Pot Recipes
Your Recipe File
Saved Recipes
Recipe Collections
Upload a New Recipe
Make a Tastebook
Enter for your chance to win $330,000 in prizes from Better Recipes
Holiday Gift-Giving
SAVE $100
Calphalon Skillet Set
Gifts under $50
SAVE 33%
Le Creuset Baker's Set
SHOP Better Recipes STORE
Today's Most Recommended Recipes
Incredible Vegetable Soup
Lemon Chicken With Roasted Garlic
RecipeCollections:Crockpot Recipes:Page1
Easy Zesty Chicken & Tomatoes
Beef Stroganoff Casserole
GRILLED CHICKEN BREASTS
Crockpot Italian Chicken
Melt in Your Mouth Chicken Wings
Snap-Quick Peanut Butter Cookies for Diabetic...
Healthy Orange Chicken
Recent Blog Posts
Time for the Superbowl!
By Jessica BHG Editor:
1/12/2009 5:08 AM CST
Ham It Up - Leftovers Day 3: Croques-Senor
By Kristina V.:
1/13/2009 12:20 AM CST
Rib's Aren't Just for Man Cookin'!
By Christa B.:
1/12/2009 3:28 PM CST
Ham It Up - Leftovers Day 2: Ham Fried Rice
By Kristina V.:
1/12/2009 12:14 AM CST

The Parents Network

Keeping Moms Connected, Crib to College



american baby
from the family of Parents.com
Getting Pregnant
Pregnancy
Babies
Toddlers
Preschoolers
Big Kids
Teens
Family Life
Fun
Food & Recipes
Lose the Baby Weight–for Good!
Our amazing diet plan + yummy recipes
25+ tips & tricks from celeb and real moms
Daily prizes & more
Pregnant? Mom of 3?
Baby Name Finder
Gabriella
DECORATING inspiration
Come in and dream!
Over 20,000 ideas
Click here
Kitchens • Living Rooms • Bathrooms
Bedrooms • Decks • More!
Pregnancy Calendar
HOT TOPICS
Babymaking 101 Breastfeeding Twins
Babies Sleep Picky Eaters Labor &

American Baby



Parents.com
THE ONLINE HOME OF AMERICAN BABY, PARENTS, AND FAMILY CIRCLE
Getting Pregnant
Pregnancy
Babies
Toddlers
Preschoolers
Big Kids
Teens
Family Life
Fun
Food & Recipes
We ♥ Valentine's Day
Fun crafts to do with the kids
Easy, delicious sweet treats
Cute print-and-go V-day cards
Pregnant? Mom of 3?
Baby Name Finder
Camden
QUAKER
MINI DELIGHTS
90 CALORIE PACKS
GET A FREE SAMPLE
get stuff done
new this week
Pregnancy Development Calendar

Parents



FamilyCircle
from the family of Parents.com
Getting Pregnant
Pregnancy
Babies
Toddlers
Preschoolers
Big Kids
Teens
Family Life
Fun
Food & Recipes
Catch of the Day
7 healthy, delicious fish recipes to make for dinner tonight
Pregnant? Mom of 3?
The Kitchen Diaries
Family Circle editors blog about good eats, handy gadgets and favorite finds
What's For Dinner?
Got Games?
Stress Less
DECORATING inspiration
Come in and dream!
Over 20,000 ideas
Click here
Kitchens • Living Rooms • Bathrooms
Bedrooms • Decks • More!

Family Circle

Parents Network Competitive Position



Millions of Unique Visitors
BabyCenter Network
4.1
CafeMom
2.8
Parents Network
2.7
FamilyFun
2.6
About.com
2.5
Kaboose Baby
1.5
iVillage
0.6
Parenting
0.1
Pregnancy
0.05
Cookie
0.04

Source: ComScore, December 2008

The Parents Network

Everything a Mom Needs - When and Where She Needs It

american baby
from the family of Parents.com

Preconception/Prenatal thru First 12 months


Pregnancy
Development
Calendar
What's going on in there? See how your baby is growing this week.
Go


hot!
Baby Name
Finder
Name of the Day:
Thorpe


Interactive
Checklist:
Registry 101
See the list, shop the list, save the list.
Go
photo, courtesy of Little Lark


Mom & Baby
Astrology
Get your mom/baby horoscopes and see how compatible you are!
Go

Parents.com

Toddler thru Elementary School


Walking &
Talking
Timeline
When will she start to crawl? Say mama? See the video
Go


Show Us
Your Photos
Your cute kid, your best-ever birthday party- Upload your photos now!
Go


Birthday
Party Planner
We'll help you plan your kid's next bash, from invitations to cake.
Go

FamilyCircle
from the family of Parents.com

Tweens & Teens


What's For
Dinner?
Go




Got
Games?
Go

The Real Girls Network

Created by Women for Women


divine caroline
Life in your words.
Come on in.
chit chat
not to be missed
Love! this site winners '08
You're free to

Divine Caroline


fitness
Bye-Bye, Belly
WIN today!
Get 6 FREE Valentine's Day cards
your fit life This Week
the FITLIST
21 Satisfying Snacks
"I Lost 76 Pounds!"
fitness TV

Fitness


More.com
Tory Burch
Emma Thompson
Gray Hair?
Memo to Michelle
2009 Marathon
Jewelry Trend
How Do You Feel About Your Body?
Beauty for Grown-Ups
Fashion for Grown-Ups
store Bedding

More


Home Journal
Clutter Controlled
store Bedding
Great Styles! Find Yours
FREE

Ladies' Home Journal

DivineCaroline

Life In Your Words



Leonardo DiCaprio
Kate Winslet
Revolutionary Road
a Sam Mendes film
NOW PLAYING IN SELECT THEATERS
EVERYWHERE JANUARY 23
REPLAY
GET TICKETS & SHOWTIMES
Join us, it's free | Log In | Take a Tour | Gizmos to Go | About | Help
divine caroline
Life in your words.
Search:
GO
View by tag
RELATIONSHIPS
PARENTING
HOME & FOOD
BODY & SOUL
TRAVEL
STYLE
CAREER & MONEY
PLAY
NEIGHBORHOOD & WORLD
January '09 and Feelin' Fine: The Visiting...
By: Emily Strand
Let's face it; the stars were a little wacky in 2008. I couldn't tell you about it because of the Astrologers Union super-secret celestial oath I took, but the stars were just setting the stage for the amazing things that are going to... Read more >>
1 2 3 4 5
KEEPING HOUSE
See all >>
Save Money and Energy by Winterizing Your Home
WORK
See all >>
Part-Time Work for Full-Time Workers
STAYING HEALTHY
See all >>
Brain Exercises That Defy Memory Loss
Come on in.
Many of the stories on this site are written by members like you. Serious. Funny. And everything in between. Just like life.
ADD A STORY ›
TAKE A TOUR ›
READ ABOUT US ›
TELL FRIENDS ›
RSS FEED ›
STYLE
See all >>
Making a Fresh Start in the New Year
No matter how charmed (or challenging) life can be, the new year always seems to startle us into finding ways to make it better. Remember... Read more >>
Plus these stories
Head's Up: Learning Curves
The Scent of a Woman: Chanel No. 5
Shopping for Stories
PLAY
See all >>
Writing Is Like Childbirth
As a person with an English degree and an opinion about most everything, you'd think I'd have jumped on the blogging bandwagon e-years ago. But... Read more >>
not to be missed
Say Goodbye to Muscle Cramps
What Does the Surgeon General Do?
The Online Dating Game: Ten Tips for Playing It Sa...
Recover from Your Holiday Spending Deficit
Intervention: When BFs and BFFs Don't Mix
Funeral Planning, Recession-Style
GET YOUR THOUGHTS OUT FAST
chit chat
What's the Craziest, Sweetest, Most Perfect Romantic Thing That's Ever Happened to You?
Join the chit chat ›
Celebrity Matchmaker: Who Would You Match Together?
Join the chit chat ›
What Was Your Best (or Worst) New Year's Eve?
Join the chit chat ›
Any Good Ideas for Cheap Gifts?
Join the chit chat ›
at DivineCaroline

Strong Revenue Growth


27% CAGR
$42.0
$25.4
$12.4
2004
2006
2008
Fiscal Year

$ in millions

Growth Strategies

- Increase scale of Meredith Women's Network
  - The Better Homes and Gardens Network
  - The Parents Network
  - The Real Girls Network
- Enhance and monetize video capabilities
- Grow online subscription orders

Strong Operating Cash Flow


12% CAGR
$163
$171
$194
$211
$256
2004
2005
2006
2007
2008

$ in millions

Cash Flow Fiscal 1999 through 2008

Operating Cash Flow	$1,700
Net Debt	300
Stock Option Exercises	200
Available Cash	**$2,200**
Acquisitions, Net of Dispositions	$1,000
Share Repurchases	700
Capital Expenditures	300
Dividends	200
Utilization of Cash	**$2,200**

$ in millions

Calendar Year Dividends Per Share


12% CAGR
$0.30
$0.32
$0.34
$0.36
$0.38
$0.48
$0.56
$0.64
$0.74
$0.86
$0.90
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Conservative Capital Structure

- $455 million total debt
- 4.4% cost of debt
- 1.7x debt to EBITDA

As of Dec. 31, 2008

Current Valuation Metrics

• Current dividend yield:	7.1%
• EPS multiple:	4.8x
• EBITDA multiple to market capitalization:	2.7x
• EBITDA multiple to total capitalization:	4.4x

As of Feb. 23, 2009, using trailing 4 quarters actual results, excluding special items

Summary

Meredith possesses:

- Vibrant and profitable media assets and brands
- Leading business-to-business marketing capabilities
- Growing business-to-consumer digital assets
- Strong financial foundation






Jefferies 5th Annual Internet & Media Conference
Feb. 25-26, 2009

Meredith CORPORATION